UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-33768

AIX INC.

60/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Completion of Issuance of Class B Ordinary Shares

On December 30, 2024, AIX Inc. (“AIX” or the “Company”) entered into share subscription agreements (the “Agreements”) separately with each of Highest Performances Holdings Inc. (“HPH”) and Infinew Limited (“Infinew”). Pursuant to the Agreements, the Company agreed to issue to HPH and Infinew 510,000,000 class B ordinary shares and 490,000,000 class B ordinary shares (the “Subscription Shares”, each “a Subscription Share”), respectively, at a price of US$0.001 per Subscription Share, for a total consideration of US$510,000 and US$490,000, respectively. The gross proceeds to the Company from such transaction were US$1,000,000, which will be used for general working capital purposes.

With approval from the board of directors of the Company, the issuance of the Subscription Shares (“Issuance”) have been completed on January 2, 2025. Following the Issuance, HPH beneficially owns 591,600,788 Class A ordinary shares and 510,000,000 Class B ordinary shares of the Company, representing 51.67% of the total issued and outstanding ordinary shares of the Company, and 51.01% of the aggregate voting power of the Company while Infinew beneficially owns 100,000 Class A ordinary shares and 490,000,000 Class B ordinary shares of the Company, representing 22.99% of the total issued and outstanding ordinary shares of the Company and 48.45% of the aggregate voting power of the Company.

The Class B Ordinary Shares are distinguished by the following rights and restrictions:

Voting Right: Each holder of Class A Ordinary Shares is entitled to one vote for each Class A Ordinary Share he or she holds, while each holder of Class B Ordinary Shares is entitled to one hundred (100) votes for each Class B Ordinary Share he or she holds on any and all matters submitted for a vote.

Conversion: Each Class B Ordinary Share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by two-thirds of the Board of Directors. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares under any circumstances.

Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment with the Company; (ii) if the holder is a Director, upon their resignation or removal from the Board of Directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a Director, Senior Management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company.

Limitations on Economic Rights and Transferability: Each Class B Ordinary Share confers upon the holder: (a) no right to any share in any dividend or distribution paid by the Company and (b) no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise, and no Class B Ordinary Share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

The Share Subscription Agreements are filed as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Share Subscription Agreements, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Share Subscription Agreement made between AIX Inc. and Highest Performances Holdings Inc.
10.2	Share Subscription Agreement made between AIX Inc. and Infinew Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: January 2, 2025

3